FORM 6K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

  For the month ended: March 2003            Commission File Number:  000-31168


                                CONDOR GOLD CORP.
                 (Translation of registrant's name into English)

              390 Bay Street, Suite 1620, Toronto, Ontario M5H 2Y2
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.




________________________________________________________________________________

The registrant is providing the following audited financial statements as of November 30, 2002 on this Form 6-K. The registrant has historically provided disclosure through the domestic filing regime on Form 10-KSB and Form 10-QSB. The registrant has made the determination that it will make its future filings under the foreign private issuer regime on Form 20-F and will provide its required annual report information on its next Form 20-F.

                                CONDOR GOLD CORP.

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED NOVEMBER 30, 2002






                                    CONTENTS

Auditors' Report                                                            1

Balance Sheet                                                               2

Statement of Shareholders' Deficit                                          3

Statement of Earnings                                                       4

Statement of Cash Flows                                                     5

Notes to Financial Statements                                          6 - 12

                                AUDITORS' REPORT


To the Shareholders of
Condor Gold Corp.


     We have audited the balance sheet of Condor Gold Corp. as at November 30, 2002 and the statements of shareholders' deficit, earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condor Gold Corp. as at November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from these plans.







Toronto, Canada                                      "SF PARTNERSHIP, LLP"
February 25, 2003                                    CHARTERED ACCOUNTANTS

CONDOR GOLD CORP.
Balance Sheet
(Stated in Canadian Dollars)
November 30, 2002


                                                        2002              2001

                                     ASSETS

Current
    Cash                                            $    24,804     $   136,050

Properties, Net (note 2)                              5,498,572       1,660,000
                                                    -----------     -----------


                                                    $ 5,523,376     $ 1,796,050
                                                    ===========     ===========

                                  LIABILITIES

Current Liabilities
    Accounts payable                                $   203,409     $     8,000
    Deposits                                            100,000            --
    Advances from related parties (note 3)              533,678              50
    Notes payable, current portion (note 5)             554,000         105,000
                                                    -----------     -----------


                                                      1,391,087         113,050

Notes Payable (note 5)                                     --           120,000
                                                    -----------     -----------


                                                      1,391,087         233,050
                                                    -----------     -----------


                              SHAREHOLDERS' EQUITY

Share Capital (note 6)                                7,259,171       2,047,287

Deficit                                              (3,126,882)       (484,287)
                                                    -----------     -----------


                                                      4,132,289       1,563,000
                                                    -----------     -----------


                                                    $ 5,523,376     $ 1,796,050
                                                    ===========     ===========



APPROVED ON BEHALF OF THE BOARD


      "Alexander G. Stewart"                           "Stephen Stewart"
    --------------------------                     -------------------------
           Director                                         Director

CONDOR GOLD CORP.
Statement of  Shareholders' Deficit
(Stated in Canadian Dollars)
Year Ended November 30, 2002





                                                     2002              2001

Deficit - beginning of year                      $  (484,287)       $      --

    Net loss                                      (2,642,595)          (484,287)
                                                 -----------        -----------


Deficit - end of year                            $(3,126,882)       $  (484,287)
                                                 ============       ===========

CONDOR GOLD CORP.
Statement of Earnings
(Stated in Canadian Dollars)
Year Ended November 30, 2002





                                                      2002              2001

Expenses
    General and administrative                   $    782,821      $        196
    Writedown of goodwill                             447,713              --
    Consulting fees                                   417,667            50,500
    Exploration                                       383,823           364,324
    Management fees                                   370,126            65,000
    Professional fees                                 205,662              --
    Miscellaneous                                      34,783             4,267
                                                 ------------      ------------


                                                    2,642,595           484,287
                                                 ------------      ------------


 Net Loss                                        $ (2,642,595)     $   (484,287)
                                                 ============      ============


Loss per weighted average number of
shares outstanding - basic and diluted           $      (0.04)     $      (0.01)
                                                 ============      ============


Weighted average number of shares
outstanding - basic and diluted                    60,638,571        60,000,000
                                                 ============      ============

CONDOR GOLD CORP.
Statement of Cash Flows
(Stated in Canadian Dollars)
Year Ended November 30, 2002





                                                        2002              2001

Cash Flows from Operating Activities
    Net loss                                         $(2,642,595)   $  (484,287)
    Adjustments to reconcile net loss to net cash
       used in operating  activities
       Issuance of shares for services                 1,052,200
       Issuance of shares for reverse takeover of
         Ripped Canada Artists Inc.                      389,556
       Increase in accounts payable                      195,409          8,000
       Increase in deposits                              100,000           --
                                                     -----------    -----------


                                                        (905,430)      (476,287)
                                                     -----------    -----------


Cash Flows from Investing Activities
    Investment in mining properties                     (937,072)    (1,075,500)
                                                     -----------    -----------


Cash Flows from Financing Activities
    Proceeds from issuance of common shares              868,628      1,462,786
    Proceeds from notes payable                          329,000        225,000
    Proceeds from related parties                        533,628              1
                                                     -----------    -----------


                                                       1,731,256      1,687,787
                                                     -----------    -----------


Net (Decrease) Increase in Cash                         (111,246)       136,000

Cash - beginning of year                                 136,050             50
                                                     -----------    -----------


Cash - end of year                                   $    24,804    $   136,050
                                                     ===========    ============

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002



1.   Operations and Summary of Significant Accounting Policies

     Operations

     On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

     The Company is engaged in the development of gold and diamond properties in Canada. Since inception, the efforts of the Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues and is considered to be in the development stage.

     Summary of Significant Accounting Policies

     a)   Going Concern

          The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the years ended November 30, 2002 and 2001, the Company experienced net losses of $2,642,595 and $484,287, respectively.

          The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

          Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

          The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002



1.   Operations and Summary of Significant Accounting Policies (cont'd)

     b)   Comparative Figures

          As a result of the reverse takeover, the prior year comparative figures are that of Northville, the legal subsidiary. The capital structure of the Company reflects that of the legal parent, however, the prior year's capital structure is that of the legal subsidiary.

     c)   Unit of Measurement

          The Canadian dollar has been used as the unit of measurement in these financial statements. The functional currency of the operations are denominated in Canadian currency.

          Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of the transactions. Revenues and expenses denominated in foreign currencies are translated using the average exchange rates prevailing throughout the year. Realized gains and losses from foreign currency translations are included in miscellaneous expenses.

     d)   Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods reported.

     e)   Use of Estimates

          The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     f)   Mineral Exploration Properties

          Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. As at November 30, 2002, there has not been any production at any of the properties.

          Exploration expenditures are expensed as incurred.

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002



1.   Operations and Summary of Significant Accounting Policies (cont'd)

     g)   Fair Value of Financial Instruments

          The carrying amounts reflected in the balance sheet for cash, advances from related parties, accounts payable, current and long-term notes payable approximate their fair values, except as otherwise indicated.

     h)   Income Taxes

          Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

     i)   Stock Based Compensation

          The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

     j)   Net Loss per Common Share

          Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.


2.    Properties, Net

                                           2002                           2001
                                    Accumulated                    Accumulated
                            Cost   Amortization           Cost    Amortization
                    ----------------------------------------------------------




Properties            $5,498,572     $     --       $1,660,000     $     --
                      ----------     ----------     ----------     ----------

Net carrying amount                  $5,498,572                    $1,660,000
                                     ----------                    ----------

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002



3.   Advances from Related Parties

     Advances from related parties represent payables to shareholders and private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non interest bearing and have no specified terms of repayment.


4.   Related Party Transactions

     During the year, the Company paid related parties who are either officers and/or directors at fair market values for their services as follows:

      Exploration expenses                                     $       62,853
      Management fees                                                 347,025
      General and administrative expenses                             262,858
      Occupancy costs                                                  81,333
                                                               --------------

                                                               $      754,069
                                                               ===============



 5.   Notes Payable

                                                          2002            2001

      Total Notes Payable                          $      554,000    $   225,000
      Less:  current portion                              554,000        105,000
                                                   -----------------------------

                                                   $       -         $   120,000
                                                   =============================

     At November 30, 2002, notes payable amounting to $554,000 consisted of four notes payable. Two of the notes payable totalling $250,000 pertain to the acquisition of the properties. These notes are non-interest bearing, due on September 20, 2003, and repayable out of proceeds from the production on one of the Company's properties. The third note in the amount of $255,000 bears interest at 12% per annum and is due on demand to a related party. The fourth note in the amount of $49,000 is non-interest bearing and due on demand.

     During fiscal 2002, notes payable of $225,000 were retired through either payment in cash or issuance of shares.

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002




6.   Share Capital

 Authorized
      Unlimited  number of common shares, no par value

                                                         2002          2001
 Issued
     63,237,200  common shares (2001 - 22,653,433)   $  7,259,171  $  2,047,287
                                                     ===========================

     During the year, common shares were issued as follows:

     a) 13,825,000 shares were issued for the acquisition of Condor Diamond Corp. at a value of $1,382,500.

     b) 5,755,000 shares were issued for the acquisition of various properties worth $1,519,000.

     c)   10,522,000 shares were issued for services of $1,052,200.

     d) 7,244,578 shares were issued for a total cash consideration of $868,628.

     e) 3,237,189 shares were issued for the reverse takeover transaction with Ripped Canada Artists Inc. at a value of $389,556.


7.   Income Taxes

     The Company has generated tax loss carry-forwards, the amounts of which have not yet been determined, pursuant to the provincial and federal taxation in Ontario and Canada. No recognition has been given in these financial statements to the potential future tax benefits associated with these losses.


8.   Business Combinations

     a) On September 19, 2002, Northville acquired Condor Diamond Corp., through the issuance of 13,825,000 shares of Northville's common stock for an aggregate consideration of 1,000,000 shares of Condor Diamond Corp.'s common stock resulting in 100% ownership.

     b) On September 20, 2002, the Company acquired Northville through the issuance of 60,000,000 shares of the Company's common stock for an aggregate consideration of 60,000,000 shares of Northville's common stock or 100% ownership. This transaction resulted in a reverse takeover, as described in Note 1.

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002


9.   Commitments and Contingencies

     a) On September 20, 2002, as part of the reverse takeover transaction, the Company issued 530,000 warrants. Each warrant is exercisable at $0.25 per common share and has a life of two years. These warrants were issued to replace similar Northville warrants that were outstanding before the reverse takeover.

          The fair value of the warrants issued during the year was $65,195. This fair value was estimated using the Black-Scholes model with the assumptions of a 2-year expected term, 200% volatility and a risk-free interest rate of 3%. The fair value was included in the purchase price of the reverse takeover transaction, as required by Canadian generally accepted accounting principles.

     b) A Gold Loan Option was issued by Condor Gold Corp. on September 20, 2002 to Alexander Stewart in trust, an officer and director of the Company. This option is exercisable into 12,000,000 common shares of Condor Gold Corp. for no additional consideration and warrants to acquire a further 8,000,000 common shares of Condor Gold Corp. at $0.25 per common share. On January 6, 2003, there was a partial exercise of the Gold Loan Option (see note 10(c) below).


10.   Subsequent Events

     a) During December 2002, the company issued 2,900,000 common shares on a flowthrough basis at prices ranging from $0.10 - $0.125/ share, The Company issued 1,605,000 two-year common share purchase warrants exercisable at $0.20 to $0.50 per common share.

     b) On January 6, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), in the gross aggregate amount of $1,500,000 (the "Loan") to be advanced in three tranches commencing January 7, 2003 and ending February 15, 2003, bearing interest at 20% per annum, due January 6, 2005, and repayable out of the proceeds from production. As partial consideration for the Loan, the Corporation issued to Treelawn 20,000,000 two-year common share purchase warrants exercisable at $0.10 per common share and 20,000,000 three-year common share purchase warrants exercisable at $0.20 per common share. As a result of these transactions, Treelawn beneficially owns securities convertible into voting shares of the Corporation which, if fully exercised, would result in Treelawn's holding of approximately 39% of the current issued and outstanding voting securities of the Company.

     c) On January 6, 2003, as compensation for arranging a loan from Treelawn Investment Corp. (see note 10(b) above) Dharmony Capital Limited was issued 4,500,000 common shares of Condor Gold Corp.

CONDOR GOLD CORP.
Notes to Financial Statements
November 30, 2002






10.   Subsequent Events (cont'd)

     d) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of (i) $100.00 per ounce of gold produced from the surface stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Loan referred to in 10(b), and (ii) $50.00 per ounce of gold produced from the ramp of the Murgold Property located in the Chester Township to a maximum of 68,000 ounces of gold.

     e) On January 6, 2002, the Company issued to Marlea Inc., a related party, 2,000,000 two-year common share purchase warrants exercisable at $0.10 per common share, for assuming debt of $255,000.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CONDOR GOLD CORP.
                                               (Registrant)

                                               By:   /Alexander Stewart/
                                                    -------------------------
                                               Name: Alexander Stewart
                                               Title: Chief Executive Officer

Dated: